EXHIBIT 6

AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

This AMENDED AND RESTATED STOCKHOLDERS AGREEMENT, dated as of October 15, 2003 (this “Agreement”), is entered into among New SAC (the “Majority Stockholder”), CB Cayman (the “Minority Stockholder”), Silver Lake Technology Investors Cayman, L.P., Silver Lake Investors Cayman, L.P., Silver Lake Partners Cayman, L.P., (collectively, “Silver Lake”), SAC Investments, L.P. (“TPG”), August Capital III, L.P. (“August”), J.P. Morgan Partners (BHCA), L.P. (“J.P. Morgan”), GS Capital Partners III, L.P., GS Capital Partners III Offshore, L.P., Goldman, Sachs & Co. Verwaltungs GmbH, Stone Street Fund 2000 L.P., Bridge Street Special Opportunities Fund 2000, L.P. (collectively, “GS”), Staenberg Venture Partners II, L.P., Staenberg Seagate Partners, LLC (collectively, “Staenberg”), Integral Capital Partners V, L.P., Integral Capital Partners V Side Fund, L.P. (collectively, “Integral”). Each of the entities listed above are sometimes referred to individually as a “Stockholder” and together as the “Stockholders.”

RECITALS

WHEREAS, Business Objects S.A., a societe anonyme under the laws of the Republic of France (the “Company”), Borg Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company, Borg Merger Sub II, Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company, Borg Merger Sub III, Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company, Seagate Software (Cayman) Holdings, an exempted company incorporated in the Cayman Islands with limited liability, and Crystal Decisions, Inc., a Delaware corporation, have entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 18, 2003;

WHEREAS, concurrently herewith, the Company and the parties hereto have entered into an Amended and Restated Stockholder Agreement, dated as of October 15, 2003 (the “Company Stockholders Agreement”), pursuant to which the Stockholders and the Company have entered into certain agreements with respect to the Subject Shares (as defined in the Company Stockholders Agreement) following the mergers provided for in the Merger Agreement;

WHEREAS, the Stockholders other than the Minority Stockholder have previously entered into a Stockholders Agreement dated as of July 18, 2003 (the “Original Agreement”);

WHEREAS, the Stockholders other than the Minority Stockholder wish to amend and restate the Original Agreement so as to join the Minority Stockholder as a party;

WHEREAS, the parties wish to provide for certain rights and obligations of the parties with respect to the Subject Shares and other matters, in addition to those set forth in the Company Stockholders Agreement; and

WHEREAS, this Agreement will be executed concurrently with the execution of the Merger Agreement and the Company Stockholders Agreement with its provisions to become effective as provided herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE I. INTRODUCTORY MATTERS

1.1. Defined Terms.

Capitalized terms used but not defined herein shall have the meaning set forth in the Company Stockholders Agreement. In addition to the terms defined elsewhere herein, the following terms have the following meaning when used herein with initial capital letters:

“Assumption Agreement” means a writing in form and substance reasonably satisfactory to the Majority Stockholder whereby a Permitted Transferee or other Transferee pursuant to Sections 2.1, 2.2 and 2.3 hereof becomes a party to, and agrees to be bound to the same extent as its Transferor by, the terms of this Agreement and further agrees to be subject to the provisions of the Company Stockholders Agreement applicable to Permitted Transferees or other Transferees (as the case may be) thereunder including without limitation Articles II and III thereof.

“New SAC Shareholders Agreement” means that certain Shareholders Agreement, dated November 22, 2000, among the Majority Stockholder, Silver Lake, TPG, August, J.P. Morgan, GS, Staenberg, Integral and the individuals listed on the signature pages thereto.

1.2. Construction.

The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party. Unless the context otherwise requires: (a) ”or” is disjunctive but not exclusive, (b) words in the singular include the plural, and in the plural include the singular, and (c) the words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section and Exhibit references are to this Agreement unless otherwise specified.

ARTICLE II. TRANSFERS AND DISTRIBUTIONS

2.1. Distributions by Majority Stockholder, Minority Stockholder and other Stockholders.

(a) During the period commencing at the end of the Initial Share Holding Period and prior to the one-year anniversary thereof, upon receipt of a written request signed by both Silver Lake and TPG, (i) the Majority Stockholder will distribute all or the requested portion of the Subject Shares held by the Majority Stockholder to the stockholders of the Majority Stockholder in accordance with the Memorandum and Articles of Association of the Majority Stockholder and (ii) the Minority Stockholder will distribute all or the requested portion of the Subject Shares held by the Minority Stockholder to the stockholders of the Minority Stockholder in accordance with the Memorandum and Articles of Association of the Minority Stockholder. During the period commencing on the one-year anniversary of the end of the Initial Holding Period and ending on the three-year anniversary thereof, either Silver Lake or TPG may request in writing that all or a portion of the Subject Shares held by (i) the Majority Stockholder be distributed to the stockholders of the Majority Stockholder in accordance with the

Memorandum and Articles of Association of the Majority Stockholder and (ii) the Minority Stockholder be distributed to the stockholders of the Minority Stockholder in accordance with the Memorandum and Articles of Association of the Minority Stockholder. In each case, a copy of such request shall be delivered to each of the other Stockholders contemporaneously with the delivery of such request to the Majority Stockholder and the Minority Stockholder. During such period, if either Silver Lake or TPG requests in writing that the Majority Stockholder or the Minority Stockholder, as the case may be, distribute a portion of its Subject Shares, within fifteen (15) days of the Majority Stockholder’s or Minority Stockholder’s receipt of such request, the other may request that the Majority Stockholder or the Minority Stockholder, as the case may be, increase the number of Subject Shares to be so distributed. Upon the receipt of any such request to distribute Subject Shares, the Majority Stockholder and Minority Stockholder, as the case may be, shall take all actions necessary to ensure that any such distribution takes place as promptly as practicable.

(b) After the three-year anniversary of the end of the Initial Holding Period, any of Silver Lake, TPG, August, J.P. Morgan, GS, Staenberg or Integral may request that the Majority Stockholder and the Minority Stockholder distribute all, but not less than all, of their remaining Subject Shares pro rata to the stockholders of the Majority Stockholder and the Minority Stockholder. Upon the receipt of any such request to distribute Subject Shares, the Majority Stockholder shall use all commercially reasonable efforts to take all actions necessary to ensure that any such distribution takes place as promptly as practicable.

(c) Notwithstanding anything to the contrary in this Section 2.1, in no event shall the Majority Stockholder and the Minority Stockholder, collectively, be required to make more than one distribution of Subject Shares in any three-month period.

(d) After the one-year anniversary of the end of the Initial Holding Period, Silver Lake, TPG or August may demand that the Majority Stockholder cause the Company to effect the registration under the Securities Act of all or a portion of the Subject Shares held by the Majority Stockholder and the Minority Stockholder, consummate such sale, and distribute the proceeds of such sale pro rata to the stockholders of the Majority Stockholder and the Minority Stockholder; provided that Silver Lake, TPG or August may exercise its demand right under this Section 3.3(d) only if at the time of such exercise it would be entitled to exercise a demand pursuant to the terms of Section 4.2(a)(ii) of the Company Stockholders Agreement. For purposes of the Company Stockholders Agreement, the Majority Stockholder shall request such registration under Section 4.3 of the Company Stockholders Agreement, if available or, if not available, under Section 4.2 of the Company Stockholders Agreement. Any party exercising its rights under this Section 2.1(d) shall assign one of the number of demand requests that such party is entitled to pursuant to Section 4.2(a) to the Majority Stockholder, regardless of which section such registration is requested under. The Demand Registration procedures set forth in Sections 4.2, 4.3, 4.4 and 4.5 of the Company Stockholders Agreement shall apply to any demand request made pursuant to this Section 2.1(d).

(e) Subject Shares distributed by the Majority Stockholder or the Minority Stockholder pursuant to this Section 2.1 shall remain subject in all respect to the provisions of the Company Stockholders Agreement, and the Majority Stockholder and the Minority Stockholder shall have the right to require such assurances as it reasonably deems necessary at the time of such distribution with respect thereto. Stockholders may Transfer Shares only in accordance with, and subject to the applicable provisions of, both Article II and Article III of the Company Stockholders Agreement.

2.2. Transfer to Permitted Transferees.

(a) Subject to the limitation set forth in Section 2.1, any Stockholder may Transfer any or all of the Shares held by it to any Permitted Transferee of such Stockholder who duly executes and delivers an Assumption Agreement, provided that such Transfer shall not be effective unless and until the Company shall have been furnished with information reasonably satisfactory to it demonstrating that such Transfer is exempt from or not subject to the provisions of Section 5 of the Securities Act and any other applicable securities laws.

(b) Each Permitted Transferee of any Stockholder to which Shares are transferred shall, and such Stockholder shall cause such Permitted Transferee to, transfer back to such Stockholder (or to another Permitted Transferee of such Stockholder) any Shares it owns prior to such Permitted Transferee ceasing to be a Permitted Transferee to such Stockholder.

(c) This Section 2.2 shall not apply to the grant by J.P. Morgan of a participation interest to one or more other investment funds managed by a controlled Affiliate of J.P. Morgan Chase & Co. without change in record ownership.

2.3. Rights and Obligations of Transferees.

Any Transferee of Subject Shares in accordance with term hereof and of the Company Stockholders Agreement (other than Transferees who acquire Subject Shares (a) pursuant to Section 2.1, (b) pursuant to the exercise of rights set forth in Article IV of the Company Stockholders Agreement, (c) in a bona fide sale to the public pursuant to Rule 144, Rule 145 or Regulation S under the Securities Act, (d) through a Public Offering or (e) pursuant to Section 3.2(g) of the Company Stockholders Agreement) will be required, at the time of and as a condition to such Transfer, to become a party to this Agreement and subject to the provisions of the Company Stockholders Agreement, to the extent applicable, by executing and delivering an Assumption Agreement and, upon executing and delivering an Assumption Agreement, will be treated as a Stockholder for all purposes hereof.

2.4. Other.

In the event of any purported Transfer by a Stockholder of any Subject Shares in violation of the provisions of this Agreement, such purported Transfer will be void and of no effect, and the Company will not give effect to such Transfer.

ARTICLE III. MISCELLANEOUS

3.1. Effective Date.

This Agreement shall become effective upon consummation of the Merger as contemplated by the Merger Agreement and prior to such time shall have no force or effect. If,

the Merger Agreement is terminated prior to the Closing Date, this Agreement shall terminate without any further action of the parties hereto and no party shall have any liability to any other with respect to the provisions contained herein. This Agreement amends and restates certain provisions of the Original Agreement and supersedes and restates the Original Agreement in its entirety.

3.2. Exercise of Certain Rights Under the New SAC Shareholders Agreement.

(a) Each of Silver Lake and TPG agrees to refrain from exercising their rights under Section 2.7 of the New SAC Shareholders Agreement.

(b) Each of Silver Lake and TPG (i) agrees that the composition of the Board as provided in the Company Stockholders Agreement is acceptable to them and (ii) agrees not to exercise their rights, if any, under Section 5.1(d) of the New SAC Shareholders Agreement to cause the Board to be comprised in the same manner as the board of directors of the Majority Stockholder.

(c) Each of the Stockholders agrees to waive its rights, if any, under Section 5.2(d) of the New SAC Shareholders Agreement to require the amendment of the certificate of incorporation and bylaws of the Company.

(d) Each of Silver Lake, TPG, August and the Majority Stockholder agrees that (i) the Majority Stockholder shall not cause the Company to make, and the Company shall not be required to make, any distributions as a result of Section 6.5 of the New SAC Shareholders Agreement and (ii) the stockholders of the Majority Stockholder shall have no obligation to cause the Majority Stockholder to make any distributions referred to in Section 6.5 of the New SAC Shareholders Agreement to the extent such distributions relate to the incurrence of “Subpart F Income” (within the meaning of Section 952 of the Internal Revenue Code of 1986, as amended) or other phantom income by a stockholder of the Majority Stockholder as a result of the investment by the Majority Stockholder in the Company or any subsidiary of the Company.

(e) Pursuant to the provisions of Section 6.6(b) of the New SAC Shareholders Agreement, each of Silver Lake and TPG agrees that the Majority Stockholder shall have no obligation to avoid the incurrence of Subpart F Income with respect to the business and operations of the Company or any subsidiary of the Company.

(f) August agrees not to exercise any Demand Registration rights it may have pursuant to Section 3.2 of the New SAC Shareholders Agreement without first obtaining the written consent of each of Silver Lake and TPG. Each of Silver Lake and TPG agrees not to exercise any Demand Registration rights it may have pursuant to Section 3.2 of the New SAC Shareholders Agreement without first obtaining the written consent of TPG, in the case of Silver Lake, or Silver Lake, in the case of TPG.

3.3. Termination.

All rights, remedies, obligations and liabilities of any party hereunder with respect to the Company Stockholders Agreement shall terminate automatically upon termination of the

Company Stockholders Agreement. All other rights, remedies, obligations and liabilities of any party shall terminate upon the later of (a) termination of the Company Stockholders Agreement and (b) the termination of the New SAC Shareholders Agreement.

3.4. Notices.

All notices, consents, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by courier service, by cable, by telecopy, by telegram, by telex or registered or certified mail (postage prepaid, return receipt requested) as follows (or at such other address for a party as shall be specified in a notice given in accordance with this Section 3.4):

(a) if to Silver Lake:

Silver Lake Partners, L.P.

2725 Sand Hill Road

Suite 150

Menlo Park, CA 94025

Attention:	David Roux
Telecopy:	(650) 233-8125

with a copy to:

Simpson Thacher & Bartlett

3330 Hillview Avenue

Palo Alto, CA 94304

Attention:	Richard Capelouto, Esq.
Kirsten Jensen, Esq.
Telecopy:	(650) 251-5002

(b) if to TPG:

SAC Investments, L.P.

c/o Texas Pacific Group

301 Commerce Street

Suite 3300

Fort Worth, TX 76102

Attention:	Richard A. Ekleberry
Telecopy:	(817) 871-4080

with a copy to:

Cleary, Gottlieb, Steen & Hamilton

One Liberty Plaza

New York, NY 10006

Attention: Paul J. Shim, Esq.

Telecopy: (212) 225-3999

(c) if to August:

August Capital

2480 Sand Hill Road

Suite 101

Menlo Park, CA 94025

Attention:	Mark Wilson
Telecopy:	(650) 234-9910

with a copy to:

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

155 Constitution Drive

Menlo Park, CA 94025

Attention:	Steven R. Franklin, Esq.
Telecopy:	(650) 321-2800

(d) if to J.P. Morgan:

J.P. Morgan Partners, L.L.C.

50 California Street

29th Floor

San Francisco, CA 94111

Attention:	Shahan Soghikian
Telecopy:	(415) 591-1205

with copies to:

J.P. Morgan Partners, L.L.C.

Official Notices Clerk

1221 Avenue of the Americas

New York, NY 10020

Telecopy: (212) 899-3401

-and-

Latham & Watkins

135 Commonwealth Drive

Menlo Park, CA 94025

Attention:	Anthony J. Richmond, Esq.
Telecopy:	(650) 463-2600

(e) if to GS:

GS Capital Partners III, L.P.

85 Broad Street, 10th Floor

New York, NY 10004

Attention:	Anne Musella
Telecopy:	(212) 357-5505

with a copy to:

Sullivan & Cromwell

1870 Embarcadero Road

Palo Alto, CA 94303

Attention:	Matthew G. Hurd, Esq.
Telecopy:	(650) 461-5700

(f) if to Staenberg:

Staenberg Venture Partners

2000 First Avenue, Suite 1001

Seattle, WA 98121

Attention:	John Chase
Telecopy:	(206) 770-0117

with a copy to:

Dorsey & Whitney LLP

U.S. Bank Centre

1420 Fifth Avenue, Suite 3400

Seattle, WA 98101

Attention:	Randall L. Price
Telecopy:	(206) 903-8820

(g) if to Integral:

Integral Capital Partners

3000 Sand Hill Road

Building 3, Suite 240

Menlo Park, CA 94025

Attention:	Pamela Hagenah
Telecopy:	650-233-0366

(h) if to the Majority Stockholder or the Minority Stockholder:

New SAC

c/o Silver Lake Partners, L.P.

2725 Sand Hill Road

Building C, Suite 150

Menlo Park, CA 94025

Attention:	David Roux
Telecopy:	(650) 233-8125

with copies to:

Simpson Thacher & Bartlett

3330 Hillview Avenue

Palo Alto, CA 94304

Attention:	Richard Capelouto, Esq. Kirsten Jensen, Esq.
Telecopy:	(650) 251-5002

-and-

Cleary, Gottlieb, Steen & Hamilton

One Liberty Plaza

New York, NY 10006

Attention:	Paul J. Shim, Esq.
Telecopy:	(212) 225-3999

3.5. Further Assurances.

The parties hereto will sign such further documents, cause such meetings to be held, resolutions passed, exercise their votes and do and perform and cause to be done such further acts and things as may be necessary in order to give full effect to this Agreement and every provision hereof.

3.6. Assignment.

This Agreement will inure to the benefit of and be binding on the parties hereto and their respective successors and permitted assigns. Except as specifically provided herein, this Agreement may not be assigned by any party hereto without the express prior written consent of the other parties, and any attempted assignment, without such consents, will be null and void.

3.7. Amendment; Waiver.

This Agreement may be amended, supplemented or otherwise modified only by a written instrument executed by the parties hereto. No waiver by any party of any of the provisions hereof will be effective unless explicitly set forth in writing and executed by the party so waiving. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including without limitation, any investigation by or on behalf of any party, will be deemed to constitute a waiver by the party taking such action of compliance with any covenants or agreements contained herein. The waiver by any party hereto of a breach of any provision of this Agreement will not operate or be construed as a waiver of any subsequent breach.

3.8. Third Parties.

Except as otherwise set forth herein, this Agreement does not create any rights, claims or benefits inuring to any Person that is not a party hereto nor create or establish any third party beneficiary hereto.

3.9. Governing Law.

This Agreement will be governed by, and construed in accordance with, the laws of the State of Delaware.

3.10. Binding Arbitration.

Any controversy, dispute or claim arising out of, in connection with, or in relation to, the construction, performance, or breach of this Agreement shall be adjudicated by arbitration conducted in accordance with the existing rules for commercial arbitration of the American Arbitration Association, or any successor organization in New York or California (the “AAA”), as determined by the party initiating the arbitration. The demand for arbitration shall be delivered in accordance with the notice provisions of this Agreement. Arbitration hereunder shall be conducted by a single arbitrator selected jointly by the parties hereto. If within thirty (30) days after a demand for arbitration is made, the parties hereto are unable to agree on a single arbitrator, three arbitrators shall be appointed. Each party shall select one arbitrator and those two arbitrators shall then select within thirty (30) days a third neutral arbitrator. If the arbitrators selected by the parties cannot agree on the third arbitrator, they shall discuss the qualifications of such third arbitrator with the AAA prior to selection of such arbitrator, which selection shall be in accordance with the existing rules of the AAA. If an arbitrator cannot continue to serve, a successor to an arbitrator selected by the parties shall be also selected by the same party, and a successor to a neutral arbitrator shall be selected as specified above. A full rehearing will be held only if the neutral arbitrator is unable to continue to serve or if the remaining arbitrators unanimously agree that such a rehearing is appropriate. Any discovery in connection with arbitration hereunder shall be limited to information directly relevant to the controversy or claim in arbitration. Judgment upon any arbitration award rendered may be entered in any court of competent jurisdiction. EACH PARTY HERETO UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY SUIT, ACTION OR PROCEEDING RELATING TO THIS AGREEMENT.

3.11. Specific Performance.

Without limiting or waiving in any respect any rights or remedies of the parties hereto under this Agreement now or hereinafter existing at law or in equity or by statute, each of the parties hereto will be entitled to seek specific performance of the obligations to be performed by the other in accordance with the provisions of this Agreement, including during such time prior to the final and binding decision in any arbitration contemplated by Section 3.10.

3.12. Entire Agreement.

This Agreement sets forth the entire understanding of the parties hereto with respect to the subject matter hereof.

3.13. Titles and Headings.

The section headings contained in this Agreement are for reference purposes only and will not affect the meaning or interpretation of this Agreement.

3.14. Severability.

If any provision of this Agreement is declared by any court of competent jurisdiction to be illegal, void or unenforceable, all other provisions of this Agreement will not be affected and will remain in full force and effect.

3.15. Counterparts.

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which together will be deemed to be one and the same instrument.

3.16. Regulatory Matters.

Each of the Majority Stockholder, the Minority Stockholder and the Stockholders severally agrees to cooperate with J.P. Morgan in all reasonable respects in the event that any proposed distribution of Shares to J.P. Morgan pursuant to this Agreement or other transaction by the Majority Stockholder or the Minority Stockholder would reasonably be expected by J.P. Morgan to result in a Regulatory Problem (as such term is defined in the Regulatory Sideletter between the Majority Stockholder and the predecessor of J.P. Morgan dated as of November 22, 2000) for the purpose of avoiding or otherwise structuring around such a Regulatory Problem. Notwithstanding, anything contained in this Section 3.16 to the contrary, no Stockholder shall be required under this Section to take any action that would adversely affect such Person’s rights under this Agreement or as a stockholder of the Company. J.P. Morgan agrees to notify the Majority Stockholder as to whether or not it would have a Regulatory Problem promptly (and in any event within five Business Days) after receipt of written notice of the specifics of a proposed transaction. Failure to respond within such five Business Day period shall be deemed to be a response that such transaction will not result in a Regulatory Problem. J.P. Morgan represents that, as of the date hereof and based on present law, the ownership by it of 4.9% or less of the outstanding voting stock of any class of stock of the Company would not constitute a Regulatory Problem.

3.17. Notice and Assistance Regarding Distributions.

In the event that the Majority Stockholder or the Minority Stockholder at any time determines that it will make a distribution of Shares in kind to the Stockholders, the Majority Stockholder or the Minority Stockholder, as the case may be, will use its reasonable best efforts to provide advance notice of such event to all Stockholders. In the event that such a distribution could reasonably be expected by the Majority Stockholder or the Minority Stockholder to require further action by a Stockholder to permit it to receive such Shares or a Stockholder apprises the Majority Stockholder of such (including, by way of example, any further filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended), the Majority Stockholder or the Minority Stockholder, as the case may be, will use its respective reasonable best efforts to cooperate and assist with such action including, without limitation, making any related government filings required of any of them on a prompt and timely basis. Any such cooperation and assistance shall be provided in the same manner in all material respects to each Stockholder requesting the same.

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement or caused this Agreement to be executed on its behalf as of the date first written above.

NEW SAC, as MAJORITY STOCKHOLDER

By:	/s/ William L. Hudson

	Name:	William L. Hudson
	Title:	Executive Vice President, General Counsel and Corporate Secretary

CB CAYMAN, as MINORITY STOCKHOLDER

By:	/s/ William L. Hudson

	Name:	William L. Hudson
	Title:	Executive Vice President, General Counsel and Corporate Secretary

SILVER LAKE TECHNOLOGY INVESTORS CAYMAN, L.P.

By:	Silver Lake (Offshore) AIV GP Ltd., its General Partner

By:	/s/ Alan Austin

	Name:	Alan Austin
	Title:	Director

SILVER LAKE INVESTORS CAYMAN, L.P.

By:	Silver Lake Technology Associates Cayman, L.P., its General Partner

By:	Silver Lake (Offshore) AIV GP Ltd., its General Partner

By:	/s/ Alan Austin

	Name:	Alan Austin
	Title:	Director

SILVER LAKE PARTNERS CAYMAN, L.P.

By:	Silver Lake Technology Associates Cayman, L.P., its General Partner

By:	Silver Lake (Offshore) AIV GP Ltd., its General Partner

By:	/s/ Alan Austin

	Name:	Alan Austin
	Title:	Director

SAC INVESTMENTS, L.P.

By:	TPG SAC GenPar III, L.P., its General Partner

By:	TPG SAC Advisors III Corp., its General Partner

By:	/s/ Justin T. Chang

	Name:	Justin T. Chang
	Title:	Partner

AUGUST CAPITAL III, L.P., for itself and as nominee for
AUGUST CAPITAL STRATEGIC PARTNERS III, L.P.
AUGUST CAPITAL III FOUNDERS FUND, L.P., and certain individuals thereof

By:	August Capital Management III, L.L.C., its General Partner

By:	/s/ Mark G. Wilson

	Name:	Mark G. Wilson
	Title:	Member

J.P. MORGAN PARTNERS (BHCA), L.P.

By:	JPMP MASTER FUND MANAGER, its General Partner

By:	JPMP CAPITAL CORP, its General Partner

By:	/s/ Andrew W. Kahn

	Name:	Andrew W. Kahn
	Title:	Managing Director

GS CAPITAL PARTNERS III, L.P.

By:	GS Advisors III, L.L.C., its General Partner

By:	/s/ John E. Bowman

	Name:	John E. Bowman
	Title:	Vice President

GS CAPITAL PARTNERS III OFFSHORE, L.P.

By:	GS Advisors III, L.L.C., its General Partner

By:	/s/ John E. Bowman

	Name:	John E. Bowman
	Title:	Vice President

GOLDMAN, SACHS & CO. VERWALTUNGS GmbH

By:	/s/ John E. Bowman

	Name:	John E. Bowman
	Title:	Attorney-in-Fact

STONE STREET FUND 2000 L.P.

By:	Stone Street 2000, L.L.C., its General Partner

By:	/s/ John E. Bowman

	Name:	John E. Bowman
	Title:	Vice President

BRIDGE STREET SPECIAL OPPORTUNITIES FUND 2000, L.P.

By:	Bridge Street Special Opportunities Fund 2000, L.L.C., its General Partner

By:	/s/ John E. Bowman

	Name:	John E. Bowman
	Title:	Vice President

STAENBERG VENTURE PARTNERS II, L.P.

By:	/s/ Job Staenberg

	Name:	Jon Staenberg
	Title:	Managing Director

STAENBERG SEAGATE PARTNERS, LLC

By:	/s/ Job Staenberg

	Name:	Jon Staenberg
	Title:	Manager

INTEGRAL CAPITAL PARTNERS V, L.P.

By:	Integral Capital Management V, LLC, its General Partner

By:	/s/ Pamela K. Hagenah

	Name:	Pamela K. Hagenah
	Title:	Manager

INTEGRAL CAPITAL PARTNERS V SIDE FUND, L.P.

By:	ICP Management V, LLC, its General Partner

By:	/s/ Pamela K. Hagenah

	Name:	Pamela K. Hagenah
	Title:	Manager